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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _________________________________________________________February 2004

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Press Releases:  2/3/2004; 2/12/2004; 3/1/2004; 3/9/2004

2.  Form 51-901F Part A & B & C, Quarterly and Annual Report for

                Second Fiscal Quarter Ended 12/31/2003, dated 4/2/2004

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

News Release

For Immediate Release:

February 3, 2004

International Barrier Completes Private Placement

Funds to Facilitate Sales in Commercial Modular Roofing Market

Under Agreement with Mule-Hide Products

Watkins, MN; Vancouver, BC  February 3, 2004 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV) has completed a non-brokered private placement in the amount of 1.2 million units of the Company at a price of $0.64 cents per unit for gross proceeds of $768,000 to six placees. Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrants"). The Warrants have an exercise term of twelve months from the closing date. One Warrant and $0.80 will entitle the placee to acquire an additional common share of the Company. The shares and underlying shares are subject to hold periods expiring June 2, 2004 and June 3, 2004 respectively.  No  finder’s fee was paid with respect to the private placement.

The main purpose of these funds is for working capital to support the sales agreement announced on December 16, 2004 with Mule-Hide Products Co., Inc. (“Mule-Hide”), a supplier of commercial roofing products. The agreement granted Mule-Hide the exclusive right to market, sell, and distribute Blazeguard®, Barrier’s proprietary fire resistant wood panel, into the commercial modular roofing market. Mule-Hide agreed to a minimum target purchase volume of two million square feet for calendar 2004, the first year of the agreement.

Mule-Hide has already received orders from manufacturer customers for materials meeting the requirements of the Mule-Hide commercial roof deck assembly recently classified and listed by Underwriters Laboratories, Inc. (UL). This assembly exclusively uses Barrier’s fire resistant oriented strand board (OSB) panels (privately labeled as Mule-Hide FR Panel). Mule-Hide placed three truckload orders of fire resistant OSB panels in January: two destined for South Bend, Indiana and one for Dallas/Ft.Worth, Texas. These orders are being shipped directly to modular manufacturing companies. Barrier anticipates these monthly sales to increase rapidly, and for orders for product to be shipped to ABC Supply yards, where Mule-Hide will maintain inventory for its numerous market locations.

Mule-Hide Products Co., Inc.

Mule-Hide Products Co., Inc. is a leading supplier of commercial roofing products to mobile/modular structure manufacturers. Mule-Hide distributes a variety of quality roofing materials through its affiliate, ABC Supply, which now has over 250 locations nationwide. For more information: http://www.mulehide.com.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex, D.R. Horton, KB Home, and Lennar. Lowe’s Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “DAVID J. CORCORAN”

_______________________

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
www. intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel
bhertel@telus.net
or

Dawn Van Zant, ECON Investor Relations, Inc.
dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

News Release

For Immediate Release:

February 12, 2004

International Barrier Engages New Manufacturers Rep to Grow Sales

 of its Fire Resistant Wood Panels in the Mid-Atlantic Region

Barrier Aims to Repeat Successful Florida Marketing and Sales Strategy in New U.S. Regions

Watkins, MN; Vancouver, BC February 12, 2004 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a manufacturer and marketer of fire resistant building materials, has engaged a new manufacturers representative, Mr. Joe Spagnolo, in its first step to replicate its successful marketing and sales strategy in Florida to other U.S. regions. Barrier’s use of manufacturers reps in Florida resulted in sales of its Blazeguard® fire resistant wood panels doubling over three years, making Florida the company’s most valuable market. Barrier aims to repeat this success with the addition of Mr. Spagnolo’s experience and proven capabilities in the mid-Atlantic region.

Mr. Spagnolo has over 15 years experience representing building products to the building industry. He has an extensive network of distributors, builders, architects, and specifying engineers and represents national brands in siding, roofing, and composite molding products. Mr. Spagnolo has been a volunteer fire fighter for over a decade, and is currently with the Hannover County volunteer fire department in Virginia. He has a Bachelor of Science (1988) from Virginia Polytechnic Institute (Virginia Tech).

“International Barrier provides a unique opportunity to represent building materials that provide an excellent value proposition for builders and make homes safer from fire,” said Mr. Spagnolo. “As a volunteer firefighter with a first-hand perspective on fire risks, I know that firefighters value structural building materials that last longer when exposed to fire. Blazeguard® offers that solution and can provide more time for people to escape a burning home and firefighters to arrive at the scene and fight the fire.”

“Mr. Spagnolo was recommended to me by the manager of a Lowe’s Contractor Yard that carries Blazeguard,” said president Mike Huddy. “I am excited to be taking our first step to engage manufacturers reps in new U.S. regions and to have Joe working with us to attain the goal of doubling monthly sales in the mid-Atlantic region by year end.”

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex, D.R. Horton, KB Home, and Lennar. Lowe’s Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “Michael Huddy”

_______________________

Michael Huddy

President and Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
www. intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel
bhertel@telus.net
or

Dawn Van Zant, ECON Investor Relations, Inc.
dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

News Release

For Immediate Release:

March 1, 2004

International Barrier Reports Fiscal Q2 Financials

Watkins, MN, Vancouver, BC, March 1, 2004 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSX-V), a manufacturer and marketer of fire resistant building materials, has released unaudited financial results for its fiscal second quarter ending December 31, 2003.

Barrier recognized revenue of CDN $561,266, down 7.5% from the same period last year. Year-to-date revenue was $1,126,354, down 3.9% from last year. Sales volume was up 5.4% over the prior quarter, but was down 13.3% compared to the same period last year. Six month sales volume was down 11.8% compared to the prior year. Barrier reported a net loss for the fiscal second quarter of $121,987, or $(0.01) per share, compared to a net profit of $14,851, or $(0.00) in the prior year. The year-to-date net loss of $258,308 compares to the prior year’s net loss of $125,549.

Historically high plywood and oriented strand board prices continued to cause many of our distributors to maintain reduced inventory levels of Blazeguard, resulting in lower sales volume, revenue, and gross profit. At the same time, Barrier invested in production trials to prepare for the expected Mule-Hide Products Co., Inc. product launch into the commercial modular building market in calendar 2004 and incurred higher expenses such as legal fees for marketing and other agreements. This combination of factors resulted in the increased year-over-year net loss.

“While our financials reflect a slightly slower quarter, we established a strong foundation for sales growth in calendar 2004 by achieving the Underwriter’s Laboratories certification of the new Class C and Class A roof deck assemblies for commercial modular buildings and concluding an agreement with Mule-Hide Products to market this new product,” noted Dr. Michael Huddy, Barrier’s President. “We are at the beginning of an important growth phase.”

Click here to view Barrier’s financial statements: Fiscal Q2 Financial Report

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe’s Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
www. intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel
bhertel@telus.net
or

Dawn Van Zant, ECON Investor Relations, Inc.
dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

News Release

For Immediate Release:

March 9, 2004

International Barrier Engages Evergreen Engineering

to Optimize Production Line as Product Demand Grows

Watkins, MN, Vancouver, BC, March 9, 2004 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSX-V), a manufacturer and marketer of fire resistant building materials, has engaged Evergreen Engineering, Inc. to help achieve production line improvements. Evergreen Engineering, Inc. was started in 1985 with a focus on the forest products industry and has served some of the largest companies in the industry, including Weyerhaeuser, Louisiana-Pacific, and Georgia Pacific.

Barrier’s management is aiming to increase output and efficiencies in anticipation of a significant sales volume increase in calendar 2004. This anticipated growth is expected to result from the agreement with Mule-Hide Products Co., Inc., announced on December 16, 2003, and from other marketing and sales initiatives.

Evergreen also provides services to the semiconductor, chemical, metal, and other industries. Evergreen provides a broad range of process enhancement, engineering, and project management services encompassing civil/structural, mechanical, electrical, and chemical engineering disciplines. Evergreen is particularly focused on the North American market but has also performed work in international markets.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe’s Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US) and featured on www.homebuilderstocks.com.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
www. intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel
bhertel@telus.net
or

Dawn Van Zant, ECON Investor Relations, Inc.
dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

British Columbia	QUARTERLY AND YEAR END REPORT
Securities Commission	BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X	Schedule A

X	Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
International Barrier Technology Inc.	December 31, 2003	04/02/24

ISSUER’S ADDRESS	c/o 750 West Pender Street, Suite 604

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver	BC	V6C 2T7	604-689-9773	1-800-638-4570
CONTACT PERSON	CONTACT’S POSITION	CONTACT TELEPHONE NO.

Michael Huddy	President	1-800-638-4570
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS

info@intlbarrier.com	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Victor Yates”	VICTOR YATES	04/02/24
DATE SIGNED
DIRECTOR’S SIGNATURE	PRINT FULL NAME	YY/MM/DD

“David Corcoran”	DAVID CORCORAN	04/02/24
DATE SIGNED
DIRECTOR’S SIGNATURE	PRINT FULL NAME	YY/MM/DD

(Electronic signatures should be entered in “quotations”)

INTERNATIONAL BARRIER TECHNOLOGY INC.

QUARTERLY REPORT

for the six months ended December 31, 2003

Schedule A:

Financial Statements

–

See consolidated financial statements attached

Schedule B:

1.    Analysis of expenses and deferred costs:

General and administrative expenses

–

See consolidated financial statements attached

Cost of Sales
Materials	$ 752,798
Plant wages	149,435
Plant overhead	73,304

$ 975,537

2.    Related party transactions:

a)

See Note 3 to the consolidated financial statements attached

3.    Summary of securities issued and options granted during the period:

a)

Common shares issued during the period

Date		Type		Cash	Commissions
of Issue	Number	of Issue	Price	Proceeds	Paid
August 12, 2003	1,000,000	Private placement	$0.30	$ 300,000	$ -
August 12, 2003	100,000	Finders fee	-	$ -	$ -
October 20, 2003	21,500	Exercise of stock options	$0.10	$ 2,150	$ -

b)

Options granted during the period:

			Exercise
Date of Option	Number	Optionee	Price	Expiry Date
July 10, 2003	100,000	Michael Huddy	$0.26	July 10, 2005
July 10, 2003	220,000	Consultants	$0.26	July 10, 2005

International Barrier Technology Inc.

Quarterly Repor

for the six months ended December 31, 2003 – Page 2

4.

Summary of securities as at the end of the period:

a)

Description of authorized share capital

–

See Note 2 to the consolidated financial statements

b)

Number and recorded value for shares issued and outstanding

–

See Note 2 to the consolidated financial statements

c)

Description of options, warrants and convertible securities outstanding

–

See Note 2 to the consolidated financial statements

d)

Number of shares subject to escrow or pooling agreements:  173,452

5.    List of directors and officers as at the date of this report:

David Corcoran, Director

Victor Yates, Director

Michael Huddy, President and Director

Linsay B. Nauen,, Secretary

Schedule C:

Management Discussion and Analysis

–

See attached

INTERNATIONAL BARRIER TECHNOLOGY INC.

QUARTERLY REPORT

for the six months ended December 31, 2003

Schedule C:

Management Discussion & Analysis

Report to Shareholders

Dear Shareholder:

During the second quarter of fiscal 2004, International Barrier Technology Inc. recognized revenue of CDN $561,266, down 7.5% from the same period last year. Year-to-date revenue was $1,126,354, down 3.9% from last year. Barrier reported a net loss for the fiscal second quarter of $121,987, compared to a net profit of $14,851 in the prior year. The year-to-date net loss of $258,308 compares to the prior year’s net loss of $125,549. We ended the quarter with a cash position of $93,447 compared to $16,795 last year. Our working capital deficiency was $193,248, a dramatic improvement compared to a deficiency of $777,172 in the prior year.

Historically high plywood and oriented strand board prices continued to cause many of our distributors to maintain reduced inventory levels of Blazeguard, resulting in lower sales volume, revenue, and gross profit. At the same time, Barrier invested in production trials to prepare for the expected Mule-Hide product launch (discussed below) in the new calendar year, and incurred higher expenses for investor relations and legal fees for marketing and other agreements. This combination of factors resulted in the increased year-over-year net loss.

During the fiscal second quarter Barrier achieved two milestones that significantly transformed the growth outlook for the company in calendar 2004 and beyond. The first milestone was achieving certification from Underwriters Laboratories (UL) for Barrier’s new roof deck system for commercial modular buildings, paving the way to a valuable new market opportunity.

The second milestone was the December 16th announcement of a marketing and sales agreement with Mule-Hide Products Co., Inc. (“Mule-Hide”), a supplier of commercial roofing products. The agreement granted Mule-Hide the exclusive right to market, sell, and distribute Blazeguard®, Barrier’s proprietary fire resistant wood panel, into the commercial modular roofing market as part of the recently UL-certified roof deck assembly. Mule-Hide is affiliated with ABC Supply, Inc., a leading supplier of roofing and siding products with sales exceeding US$1 billion and over 215 locations nationwide.

Subsequent to this reporting period, Barrier closed a C$768,000 financing, shipped the first orders to Mule-Hide customers, and engaged a new manufacturers representative for the mid-Atlantic region with the goal of replicating the success of this marketing strategy in Florida. We will continue to invest in growing sales in the existing multi-family dwelling market, supporting Mule-Hide in the commercial modular building market, and expanding our geographic presence. We will invest in streamlining production processes and increasing profitability.

With a significantly improved balance sheet, positive working capital, and a new sales agreement, Barrier is positioned at the beginning of a growth phase that is unique in the company’s history. This calendar year truly presents an exciting new phase for International Barrier and its shareholders.

On behalf of management and the Board of Directors, I thank Barrier’s shareholders, stakeholders, and employees for their support and effort.

“Mike Huddy”

Dr. Michael Huddy, President

Management Discussion & Analysis

Description of Business

The Company  ("Barrier") manufactures and sells fire-rated building materials primarily in the United States of America. Barrier's common shares are listed for trading on the TSX Venture Exchange in Canada and the over-the-counter Bulletin Board in the United States of America.

Discussion of Operations

Revenue reported for the second quarter of fiscal 2004 was CDN $561,266, down 7.5% from the same period last year. Year-to-date revenue was $1,126,354, down 3.9% from last year. Historically high prices for plywood and oriented strand board (OSB) continued to cause many of our distributors to maintain reduced inventory levels of Blazeguard. Sales volume was up 5.4% over the prior quarter, but was down 13.3% compared to the same period last year. Six month sales volume was down 11.8% compared to the prior year.

Cost of goods sold increased by 3.9% for the three month period and 7.1% for the six month period compared to last year. While the majority of this increase was due to price increases for OSB and plywood, labor per square foot was up slightly. This increase reflects inefficiencies in running the production line with less volume. The capacity of the production facility in Watkins, Minnesota is far beyond the volumes produced this quarter. As sales and production volume increase during the next quarters, management expects the unit labor cost to again decline.

Gross profit was down by $63,534 for the three months and $109,752 for the six months ending December 31st. Gross margins declined from 22.1% to 12.5% for the comparable quarters, and from 22.2% to 13.4% for the comparable six-month periods. The decline in the gross margin occurred largely because of unprecedented high prices for OSB and plywood panels. Barrier adds a fixed handling fee rather than a percentage mark-up to the substrate materials, consequently increases in OSB and plywood prices reduce the resulting gross margin percentage.

Operating expenses increased from $(13,559) to $46,123 for the comparable quarters and from $18,499 to $56,515 for the six month period year to year. Research and development costs were higher throughout the six month period as Barrier conducted fire and wind tests and achieved Underwriters Laboratory, Inc. certification for the new Class A and Class C roof deck assemblies for commercial modular applications, and invested in preparations and production trials for the product launch.

Administrative expenses increased from $123,789 to $158,173 for the comparable quarters and from $236,057 to $282,468 for the same six month periods. Changes from last year involved investor relations ($42,284 versus $0 last year) and legal fee increases of $20,102 relating to financing, sales, and technology acquisition agreements. Barrier also hired an office administrator/accountant to help with administrative and accounting functions.

Other items of note include a foreign exchange gain of $44,273 for the quarter compared to $11,103 in the same quarter last year. For the six month period, the foreign exchange gain was $39,195 compared to $(67,036) last year. A new item, stock-based compensation, added an expense of $15,085 for the quarter and $57,093 for the six months.

Barrier’s net loss for the fiscal second quarter of $121,987 compared to a net profit of $14,851 in the prior year. The year-to-date net loss of $258,308 compares to the prior year’s net loss of $125,549.

Liquidity and Capital Resources

Operating cash flow was $(212,266) for the quarter compared to $(17,154) in the same period last year, and $(256,376) compared to $7,324 in the comparable six month periods. With cash provided from financing activities of $48,726 (mainly bank indebtedness) for the quarter and $259,332 (resulting from an equity financing ) for the six month period, net cash flow for the quarter was $(172,001) compared to $4,046 in the comparable period last year. Net cash flow for the six month period was $(5,505) compared to $4,046 in the same period last year.

As of December 31st, Barrier had a cash position of $93,447 compared to $16,795 last year. The working capital deficiency of $193,248 compares to a deficiency of $777,172 at December 31st, 2002.

Subsequent to the reporting period, in January 2004 Barrier completed a private placement in the amount of 1,200,000 units at $0.64 per unit for proceeds of $768,000. This injection of new capital creates a working capital surplus that will be used to fund working capital requirements relating to the new Mule-Hide business and sales in our existing markets, as well as for expansion of marketing and sales activities.

Material Transactions

On March 5, 2003, Barrier announced a letter of intent to purchase the worldwide technology rights (including all relevant patents) to the Pyrotite technology, which represents the foundation of Barrier's business, from Pyrotite Corporation, Inc. Barrier agreed to pay US $1,000,000 for these rights and made a non-refundable payment of US $50,000. This agreement is being finalized and given management’s anticipated successful conclusion to this transaction, Barrier intends to raise sufficient capital to complete the transaction within a period defined in the purchase agreement. Barrier continues to operate with the exclusive U.S. license to the technology.

Investor Relations

During the six month period ended December 31, 2003, Barrier incurred investor relations expenses of $42,284 in order to inform and communicate to shareholders and the public Barrier's progressing business developments and opportunities.

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

(Unaudited)

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED BALANCE SHEETS

December 31, 2003 and June 30, 2003

(Stated in Canadian Dollars)

(Unaudited)

	(Unaudited)	(Audited)
	December 31,	June 30
ASSETS	2003	2003
Current
Cash and term deposits	$ 93,447	$ 98,952
Accounts receivable	54,461	132,133
Prepaid expenses and deposits	16,192	13,110
Inventory	165,063	75,816

	329,163	320,011
Capital assets	885,459	912,392
License and technology rights– Note 4	73,391	73,391

	$ 1,288,013	$ 1,305,794

LIABILITIES
Current
Bank indebtedness	$ 97,724	$ 101,899
Accounts payable and accrued liabilities – Note 3	299,230	355,778
Due to a related party – Note 3	37,350	18,225
Current portion of long-term debts	24,532	25,052
Current portion of obligation under capital leases	63,575	64,360

	522,411	565,314
Long-term debts	69,226	78,793
Obligation under capital leases	808,028	869,654

	1,399,665	1,513,761

SHAREHOLDERS’ DEFICIENCY
Share capital – Note 2	11,946,805	11,649,276
Contributed surplus – Note 2	57,093	-
Deficit	(12,115,550)	(11,857,243)

	(111,652)	(207,967)

	$ 1,288,013	$ 1,305,794

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

for the three and six months ended December 31, 2003 and 2002

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended		Six months ended
	December 31,		December 31,
	2003	2002	2003	2002

Sales	$ 561,266	$ 606,551	$ 1,126,354	$ 1,171,674
Cost of goods sold	490,908	472,659	975,537	911,105

Gross profit	70,358	133,892	150,817	260,569

Operating Expenses (recovery)
Research and development	38,909	4,393	41,417	16,935
License fee expense (recovery)	7,214	(17,952)	15,098	1,564

	46,123	(13,559)	56,515	18,499

Administrative Expenses
Accounting and audit fees (recovery)	(2,396)	9,533	16,300	21,535
Advertising	4,822	-	8,272	-
Filing fees	9,190	549	12,262	1,097
Insurance	2,772	2,892	9,221	10,078
Interest and bank charges – Note 3	17,014	10,256	23,857	19,429
Interest on long-term debt	3,693	14,311	11,370	31,008
Investor relations	21,484	-	42,284	-
Legal fees	18,902	2,619	24,688	4,586
Office and miscellaneous	18,023	15,232	30,396	23,601
Telephone	2,200	1,892	4,862	4,568
Transfer agent fees (recovery)	(1,500)	3,922	-	4,673
Travel, promotion, trade shows	13,139	7,706	21,463	16,476
Wages and management fees – Note 3	50,830	54,877	95,493	99,006

	158,173	123,789	300,468	236,057

Income (loss) before other items	(133,938)	23,662	(206,166)	6,013
Other items:
Foreign exchange (loss) income	44,273	11,103	39,195	(67,036)
Amortization	(17,697)	(19,914)	(35,394)	(64,526)
Stock-based compensation	(15,085)	-	(57,093)	-
Interest income	460	-	1,150	-

Net income (loss) for the period	$ (121,987)	$ 14,851	$ (258,308)	$ (125,549)

Basic and diluted earnings (loss) per share	$ (0.01)	$ 0.00	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	19,753,078	13,138,355	19,488,651	13,138,355

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

for the six months ended December 31, 2003 and 2002

(Stated in Canadian Dollars)

(Unaudited)

	2003	2002

Deficit, beginning of the period	$ (11,857,242)	$ (11,904,018)

Net loss for the period	(258,308)	(125,549)

Deficit, end of the period	$ (12,115,550)	$ (12,029,567)

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and six months ended December 31, 2003 and 2002

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended December 31,		Six months ended December 31,
	2003	2002	2003	2002
Operating Activities
Net income (loss) for the period	$ (121,987)	$ 14,851	$ (258,308)	$ (125,549)
Items not involving cash:
Amortization	17,697	19,914	35,394	64,526
Foreign exchange	(40,720)	(8,407)	(38,476)	53,093
Stock-based compensation	15,085	-	57,093	-

	(129,925)	26,358	(204,297)	(7,930)
Changes in non-cash working capital items related to operations:
Accounts receivable	15,990	(92,300)	77,672	(43,071)
Prepaid expenses and deposits	(1,169)	(3,530)	(3,082)	(2,235)
Inventory	(35,919)	7,282	(89,247)	17,192
Accounts payable and accrued expenses	(70,918)	25,480	(56,547)	10,255
Due to related parties	9,675	19,556	19,125	33,113

Cash provided by (used in) operating activities	(212,266)	(17,154)	(256,376)	7,324

Investing Activity
Purchase of capital assets	(8,461)	(4,091)	(8,461)	(20,713)

Cash used in investing activity	(8,461)	(4,091)	(8,461)	(20,713)

Financing Activities
Increase (decrease) in bank indebtedness	62,451	48,986	(4,175)	65,014
Decrease in long term debts	(3,071)	(21,321)	(6,306)	(29,899)
Decrease in obligation under capital leases	(12,804)	(2,240)	(27,716)	(15,745)
Decrease in unearned income	-	(134)	-	(1,935)
Common shares issued for cash net of share issue costs	2,150	-	297,529	-

Cash provided by financing activities	48,726	25,291	259,332	17,435

Increase (decrease) in cash and term deposits during the period	(172,001)	4,046	(5,505)	4,046

SEE ACCOMPANYING NOTES

…/Cont’d.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Continued

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and six months ended December 31, 2003 and 2002

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended December 31,		Six months ended December 31,
	2003	2002	2003	2002

Cash and term deposits, beginning of the period	265,448	-	98,952	-

Cash and term deposits, end of the period	$ 93,447	$ 4,046	$ 93,447	$ 4,046

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ 15,514	$ -	$ 30,034	$ -

Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

(Stated in Canadian Dollars)

(Unaudited)

Note 1

Interim Reporting

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements.  These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended June 30, 2003.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Note 2

Share Capital

Authorized:

100,000,000 common shares without par value

Issued:	Number	$
Balance, June 30, 2003	18,638,355	11,649,276
For cash
Pursuant to a private placement – at $0.30	1,000,000	300,000
Pursuant to exercise of stock options – at $0.10	21,500	2,150
Finder’s fee	100,000	-
Less: share issue costs	-	(4,621)

Balance, December 31, 2003	19,759,855	11,946,805

Escrow:

At December 31, 2003, 173,452 shares are held in escrow by the Company’s transfer agent.  The release of these shares is subject to the direction or determination of the relevant regulatory bodies.

Commitments:

Stock-based Compensation Plan

At December 31, 2003, the Company has granted directors, officers and consultants the option to purchase 1,408,500 common shares of the Company.

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

(Stated in Canadian Dollars)

(Unaudited)

Note 2

Share Capital – (cont’d)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

A summary of the status of company’s stock option plan for the six months ended December 31, 2003 is presented below:

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Outstanding, beginning of the period	1,110,000	$0.10
Granted	320,000	$0.26
Exercised	(21,500)	$0.10

Outstanding, end of the period	1,408,500	$0.14

Exercisable, end of the period	1,133,500	$0.13

The following summarizes information about the stock options outstanding at December 31, 2003:

	Exercise	Expiry
Number	Price	Date
320,000	$0.26	July 10, 2005
510,000	$0.10	June 5, 2007
578,500	$0.10	March 5, 2008

1,408,500

The compensation charge associated with the consultant’s options in the amount of $57,093 has been recorded in the financial statements.  The fair value of the stock compensation of $32,340 associated with directors’ options has not been recognized in the financial statements, but disclosed in the pro forma amounts below.  The fair value of these compensation charges have been determined using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield

0.0%

Expected volatility

137%

Risk-free interest rate

2.68%

Expected term in years

2

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

(Stated in Canadian Dollars)

(Unaudited)

Note 2

Share Capital – (cont’d)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

The Company’s pro forma net loss and loss per share is as follows:

Six months ended
December 31, 2003
Net loss	As reported	$ (258,308)
	Pro forma	$ (290,648)
Basic and diluted loss per share	As reported	$ (0.01)
	Pro forma	$ (0.01)

Note 3

Related Party Transactions

The Company was charged the following by directors of the Company or private companies with common directors during the three and six months ended December 31, 2003 and 2002:

	Three months ended		Six months ended
	December 31,		December 31,
	2003	2002	2003	2002
Interest and bank charges	$ 675	$ 4,557	$ 1,125	$ 9,113
Wages and management fees	39,013	48,870	81,133	93,006

	$ 39,688	$ 53,427	$ 82,258	$ 102,119

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at December 31, 2003 is $6,194 (June 30, 2003:  $3,166) owing to directors of the Company.

The amount due to a related party at December 31, 2003 of $37,350 (June 30, 2003:  $18,225) consists of amounts due to a private company with a common director.  These amounts are unsecured, have no specific terms of repayment and bear interest at 10% per annum.

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

(Stated in Canadian Dollars)

(Unaudited)

Note 4

License and Technology Rights

Pursuant to a revised License Agreement dated January 1, 1996 with Pyrotite Corporation (“Licensor”), the Company was granted the rights to use certain Licensor patents, trademarks and know-how to manufacture and sell certain Pyrotite products and substances in the territory of the USA.  This agreement expires January 1, 2015.

During the year ended June 30, 2003, the Company paid $73,390 (US$50,000) as a non-refundable deposit with respect to the proposed acquisition of all of the Licensor’s right, title and interest worldwide in and to the Fire Retardant Technology and Trademark for a total purchase price of US$1,000,000. The Company is currently in negotiations with the Licensor to formalize the terms of the agreement and it is expected that an agreement will be reached shortly.

Note 5

Subsequent Events

Subsequent to December 31, 2003:

a)

the Company extended its agreement with Econ Investors Relations Inc. which provides corporate communications planning and strategic financial public relations services. Commencing in January 2004, the Company will pay $9,250 a month plus expenses and grant additional stock options of up to 120,000 common shares convertible at $0.80 per share for a period of two years for its services.

b)

the Company completed a non-brokered private placement in the amount of 1,200,000 units at $0.64 per unit for proceeds of $768,000.  Each unit consists of one common share of the Company and one non-transferable common share purchase warrant at $0.80 per share for a period of one year.

Note 6

Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which do not differ with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc. -- SEC File No. 0-20412

(Registrant)

Date: March 10, 2004       By /s/ Michael Huddy________________________

                                 Michael Huddy, President and Director